ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE  Arnhem
The Netherlands
Tel +31 26 3778 911
Fax +31 26 4422 259
www.arcadis-global.com

Arnhem,
15 May 2007

Contact:
B.A. van der Klift

Direct line:
+31 26 377 8330

E-mail:
b.a.klift@arcadis.nl

Our ref.:
RVB/CD06/599/BvdW

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance
US Securities and Exchange Commission
Washington, D.C.  20549-7010

Subject:
ARCADIS N.V.
Form 20-F for Fiscal Year Ended December 31, 2005
Forms 6-K for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 0-22628

Dear Mr. Decker:

This letter sets forth the responses of ARCADIS N.V. (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Commission”), contained in a letter dated May 11, 2007 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) and the Forms 6-K filed by the Company for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006.

The staff’s comments and the Company’s responses to these comments are set forth below and are keyed to the sequential numbering of the comments and to the headings used in the staff’s letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

In the responses of the Company set forth below, the Company has provided changes to the 2005 Form 20-F as examples of the additional disclosure or revisions that will be included in its future filings with the Commission.

Financial statements

Note 2 - Acquisitions and Divestments, page F-13

2. We have reviewed your response to comment 11. We continue to have difficulty understanding how competitive reasons preclude you from having to provide the disclosures required by paragraph 67 of IFRS 3. Given the significance of the BBL acquisitions in terms of the purchase price and assets acquired as well as the apparent impact of this acquisition on your operations, please provide these disclosures.

The disclosures as requested in comment 11 of the comment letter dated March 21, 2007 are provided below. In our Form 20-F for fiscal year 2006, we will include the relevant data as comparative information.

Disclosures regarding the BBL acquisition in accordance with IFRS 3, paragraph 67 are the following.

(a)                               The names and descriptions of the combining entities or businesses.

Blasland, Bouck & Lee, Inc. (BBL) specializes in environmental services and soil, groundwater and sediment remediation services. BBL is active in the United States of America and generated in 2004 USD 140 million gross revenue and employs approximately 900 people.

(b)                               The acquisition date.

BBL was acquired per September 30, 2005.

(c)                                The percentage of voting equity instruments acquired.

100% of the voting equity instruments were acquired.

(d)                               The cost of the combination and a description of the components of that cost, including any costs directly attributable to the combination. When equity instruments are issued or issuable as part of the cost, the following shall also be disclosed:

The cost of the combination amounted to USD 90.568K. Of this amount USD 23.000K was withheld to cover for possible risks related to known indemnity issues and tax matters. Payment is most likely to occur 36 months after the closing, assuming that risks are mitigated.

(i)                                  The number of equity instruments issued or issuable; and

Not applicable.

(ii)                              The fair value of those instruments and the basis for determining that fair value. If a published price does not exist for the instruments at the date of exchange, the significant assumptions used to determine fair value shall be disclosed. If a published price exists at the date of exchange but was not used as the basis for determining the cost of the combination, that fact shall be disclosed together with: the reasons the published price was not used; the method and significant assumptions used to attribute a value to the equity instruments; and the aggregate amount of the difference between the value attributed to, and the published price of, the equity instruments.

Not applicable.

(e)                                Details of any operations the entity has decided to dispose of as a result of the combination.

Not applicable.

(f)                                   The amounts recognised at the acquisition date for each class of the acquiree’s assets, liabilities and contingent liabilities, and, unless disclosure would be impracticable, the carrying amounts of each of those classes, determined in accordance with IFRSs, immediately before the combination. If such disclosure would be impracticable, that fact shall be disclosed, together with an explanation of why this is the case.

		Purchase
		accounting/	BBL
	BBL	IFRS	in
x EUR 1K	US-GAAP	entries	IFRS
Assets
Non-current assets
Intangible assets		5,035	5,035
Tangible assets	11,833	3,652	15,484
Investments in non-consolidated companies	26		26
Other investments	698		698
Deferred tax assets	2,343	(880)	1,463

Total non-current assets	14,900	7,807	22,707

Current assets
Inventories			—
(Un)billed Receivables	42,734		42,734
Cash and cash equivalents	13,222		13,222

Total current assets	55,956	—	55,956

Total assets	70,856	7,807	78,663

Equity and liabilities
Minority interest			—

Provisions			—
Deferred tax liabilities			—
Long-term debt	4,259		4,259
Total non-current liabilities	4,259	—	4,259

Billing in excess of cost	8,131		8,131
Corporate tax payable			—
Trade and other liabilities	38,471	958	39,429
Total current liabilities	46,602	958	47,559

Total equity and liabilities	50,860	958	51,818

Total net value	19,996	6,849	26,845

Paid goodwill			41,450
Consideration paid			68,295

After payments not paid yet			(19,496)
Cash acquired			(13,222)
Net cash outflow			35,577

Since there are only very minor differences between the US-GAAP and IFRS presentations of the BBL figures, the Company considers it impracticable to determine the opening balance sheet in IFRS.

(g)                               The amount of any excess recognised in profit or loss in accordance with paragraph 56, and the line item in the income statement in which the excess is recognised.

Not applicable.

(h)                               A description of the factors that contributed to a cost that results in the recognition of goodwill—a description of each intangible asset that was not recognised separately from goodwill and an explanation of why the intangible asset’s fair value could not be measured reliably—or a description of the nature of any excess recognised in profit or loss in accordance with paragraph 56.

Not applicable.

(i)                                  The amount of the acquiree’s profit or loss since the acquisition date included in the acquirer’s profit or loss for the period, unless disclosure would be impracticable. If such disclosure would be impracticable, that fact shall be disclosed, together with an explanation of why this is the case.

Net income from BBL from closing through the end of 2005 amounted to USD 2.3M.

3. You have allocated a portion of the BBL acquisition purchase price to intangible assets separately from goodwill. Please describe the nature of these intangible assets acquired and their estimated amortization periods. We remind you that paragraphs 118 and 119 of IAS 38 require you to provide the disclosure in Note 7 by each class of intangible asset; please revise as necessary. Please help us understand the analysis you performed to determine which intangible assets aside from goodwill should be recorded pursuant to paragraph 37 of IFRS 3. Please tell us what consideration was given to recording any additional intangible assets including customer relationship intangibles or any other assets common in your industry and operations.

As indicated in our response to comment 27 of the comment letter dated December 22, 2006, the Company disclosed on page F-21 of the 2005 Form 20-F the identifiable intangible assets in one column because the Company recognized only one class of intangible assets in 2005 (and earlier) that is material - the profits we expect to generate in future periods from existing customer contracts, which we also refer to as the profit potential in the backlog. For BBL the nature of the intangible asset acquired was the expected profits in the backlog. The estimated amortization period is between 2005 and 2010. The majority of the identifiable intangible assets were amortized in 2005 and 2006.

For recording the intangible assets, we determined which assets had any associated future economic benefits and whether such assets met the criteria for capitalizing such assets, which are, among other requirements:

•                  It is probable that any associated future economic benefits will flow to the acquirer and its fair value can be measured reliably (IFRS 3 paragraph 37);

•                  Acquirer has control over a resource (IAS 38 paragraph 13).

The Company reviewed the acquisition of BBL and determined that the only identifiable intangible assets are contract backlog and non-contracted customer relationships. The fair market value assigned to such intangibles was based on the profit that BBL expected to generate on this work. We took into account the fact that although BBL has long-term arrangements with clients, in many cases such arrangements are subject to an annual renewal process, and some aspects of an arrangement are subject to a new contract. These are in most cases subject to a competitive bidding process

The intangible asset is based on after tax cash flows from existing contracts and expected future work discounted at the equity cost of capital which is calculated using the CAPM build up method and using the latest rates from the Ibbotson Yearbook Valuation Edition.

In addition to the intangible assets of contract backlog, including customer relationships, the Company evaluated BBL’s business and purchase transaction for any of the following intangible assets and found none:  Trademarks, trade names, service marks, trade dress, mastheads, domain names, customer lists, creative and artistic rights, licensing and royalty agreements, leases, permits, franchises, property rights, employment contracts, patents, software, data and trade secrets.  It should be noted, that consistent with previous practice the Company planned to convert BBL to an ARCADIS branded company very shortly after the acquisition. We completed this process during fiscal year 2006.

It should also be noted that in our type of industry, the most important assets are the staff of the company that is acquired. Attributing any value to this does not meet the criteria of capitalizing an asset, since staff does not meet the criteria of control.

Note 7 – Intangible Assets, page F-21

4. We have reviewed your response to comment 14. Please disclose the methods used to amortize your finite lived tangibles assets similar to that included in your response. Please refer to paragraph 118(b) of IAS 38.

In our future filings we will disclose a similar description of the methods used to amortize our finite lived intangible assets as given in our previous response letter dated April 24, 2007 under our valuation principles.

The Company represents and acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of the Company’s response and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact us.

Yours sincerely,

ARCADIS NV

/s/ Ben A. van der Klift
Ben A. van der Klift
Chief Financial Officer